October 11, 2006

VIA EDGAR AND FACSIMILE

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

File No. 001-13585

Dear Mr. Riedler:

With reference to the SEC comment letter dated May 23, 2006 to the above-referenced filing on Form 10-K of our company, and our initial response thereto dated June 16, 2006, I am writing to acknowledge our receipt of the additional SEC comments which were delivered to us verbally. It is our intention to file a written response to the additional comments on or before November 15, 2006. Thank you for your continued attention to this matter.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President and Chief Accounting Officer

cc:	Dana Hartz

Mary Mast

Kenneth DeGiorgio

Jeffrey Robinson

1 First American Way · Santa Ana · CA · 92707-5913